Item 77 C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders of the Lord Abbett Securities Trust - World Bond-Debenture Series (the Fund") was held on October 10, 2002. On July 15, 2002, the record date for shareholders voting at the meeting, there were 1,380,021.030 total outstanding shares for the Fund.


Shareholders of the Fund considered and approved the following proposals and the results of their voting were as follows:

1. To approve an Agreement and Plan of Reorganization between Lord Abbett Investment Trust, on behalf of the Lord Abbett High Yield Fund (the "High Yield Fund"), and the World Bond-Debenture Fund, providing for: (a) the transfer of all of the assets of the World Bond- Debenture Fund to the High Yield Fund in exchange for shares of the High Yield Fund and the assumption by the High Yield Fund of all of the liabilities of the World Bond-Debenture Fund; (b) the distribution of such shares to the shareholders of the World Bond-Debenture Fund; and (c) the termination of the World Bond-Debenture Fund under state law and the Investment Company Act of 1940.


       For                Against         Abstain
       675,861.705        28,145.731      47,580.232























































































Q:FundData/Model O&D SAI & AR Insert.doc